Ensco plc 6 Chesterfield Gardens London, England W1J 5BQ www.enscoplc.com

April 12, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn: Ethan Horowitz

Re:	Ensco plc Form 10-K for Fiscal Year Ended December 31, 2012 Filed February 22, 2013 File No. 1-08097

Ladies and Gentlemen:

This letter is in response to your letter of April 8, 2013, directed to Mr. James W. Swent III, relating to the above referenced Form 10-K (the “Form 10-K”) of Ensco plc (the “Company” or “Ensco”). To facilitate your review, we will repeat your comment in bold italics followed immediately by our response.

Form 10-K for Fiscal Year Ended December 31, 2012

Financial Statements, page 72

Note 10 - Income Taxes, page 99

1.	Please confirm, if true, that you have not offset deferred tax assets and deferred tax liabilities attributable to different tax-paying components or different tax jurisdictions, or revise your balance sheet presentation as necessary. Additionally, please explain to us how the “Net noncurrent deferred tax liability” balances in your footnote disclosure reconcile to the “Deferred
Incomes Taxes” line on your balance sheet. Refer to FASB ASC 740-10-45-6.

We confirm that we have not offset deferred tax assets and deferred tax liabilities attributable to different tax-paying components or different tax jurisdictions.

The reconciliation of the “Net noncurrent deferred tax liability” balance in our footnote to the “Deferred Income
Taxes” line on our balance sheet is as follows (in millions):

Noncurrent deferred tax liabilities (presented on the balance sheet
under the caption "Deferred Income Taxes")	$(351.7)

Noncurrent deferred tax assets (included on the balance sheet under the caption "Other Assets, Net" and presented in Note 14 -
Supplemental Financial Information on page 110, in the table of "Other
assets, net" under the caption "Deferred tax assets")	19.3
Net noncurrent deferred tax liability balance per the footnote disclosure	$(332.4)

In response to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the
Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information you may contact the undersigned or Tull R.
Florey of Baker Botts L.L.P. at (713) 229-1379.

Sincerely,

/s/ James W. Swent III

James W. Swent III
Executive Vice President and Chief Financial Officer

cc: Tull R. Florey, Baker Botts L.L.P.